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                            July 1, 2021

       Martin Zinny
       Chief Executive Officer
       DP Cap Acquisition Corp I
       One Marina Park Drive, 10th Floor
       Boston, MA 02210

                                                        Re: DP Cap Acquisition
Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted June 7, 2021
                                                            CIK No. 0001857803

       Dear Mr. Zinny:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 confidentially submitted June 7, 2021

       Summary, page 1

   1.                                                   You disclose on page 2
that you have assembled a    seasoned team of executives    that you
                                                        refer to as the
Industry Advisors.    Please clarify who the Industry Advisors are. For
                                                        example, state if they
are the same individuals listed as your    Strategic Advisors
                                                        beginning on page 5.
       Risk Factors, page 39

   2. We note the name of your company ends with a roman numeral. To the extent your founders intend on
conducting multiple SPAC offerings, include an additional risk factor discussing the impact
multiple SPAC offerings by your founders could have on the ability of your company to
complete a successful SPAC business combination.
 Martin Zinny
DP Cap Acquisition Corp I
July 1, 2021
Page 2
Our officers and directors presently have..., page 70

3. The first paragraph of this risk factor indicates that each of your officers and directors presently has fiduciary or contractual other obligations to other
entities,    including the
       special purpose acquisition companies noted below.    We are unable to
locate disclosure
       regarding other SPACs with which your officers or directors are involved. To the extent any of your officers has fiduciary, contractual or other obligations to other SPACs, please provide appropriate disclosure in your prospectus summary. Specifically, please identify
       the other SPACs and discuss your officer   s or director   s obligations
to them and whether
       such obligations may take priority over their obligations to you. Principal Shareholders, page 122

4. Please identify the natural person or persons with voting and/or investment control over the shares held by Data Point Capital III, LP and Data Point Capital III-Q, LP.
Signatures, page II-5

5. Please revise your signature page to be set up to have your principal financial officer and principal accounting officer sign the registration statement in their individual capacities. If someone signs in more than one capacity, indicate each capacity in which he or she is signing. For guidance, please refer to the signature requirements in Form S-1.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at
202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameMartin Zinny
                                                              Division of
Corporation Finance
Comapany NameDP Cap Acquisition Corp I
                                                              Office of
Technology
July 1, 2021 Page 2
cc:       Erika Weinberg
FirstName LastName